Filed pursuant to Rule 433
Pricing Term Sheet dated as of March 6, 2013
Registration File No. 333-180608
Supplementing the Preliminary
Prospectus Supplement
dated March 1, 2013

MASTEC, INC.

4.875% SENIOR NOTES DUE 2023

Issuer:	MasTec, Inc.

Ratings:	Ba3 (Moody’s) / BB- (S&P)[1]

Principal Amount:	$400,000,000, which represents an increase of $50,000,000 from the preliminary prospectus supplement

Security Type:	Senior Notes

Legal Format:	SEC Registered

Trade Date:	March 6, 2013

Settlement Date:	March 18, 2013 (T+8)

Maturity Date:	March 15, 2023

Issue Price:	100% of principal amount

Gross Spread:	1.50% of principal amount

Net Proceeds to Issuer:	$394,000,000

Coupon:	4.875%

Benchmark Treasury:	2.00% due February 15, 2023

Spread to Benchmark Treasury:	293 basis points (2.934%)

Treasury Strike:	1.941%

All-in Yield:	4.875%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2013

Record Dates:	March 1 and September 1

1 Note:     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at any time on or after March 15, 2018. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on March 15 of any year set forth below:

Year	Redemption Price
2018	102.438%
2019	101.625%
2020	100.813%
2021 and thereafter	100.000%

In addition, at any time prior to March 15, 2016, the Issuer may redeem up to 35% of the principal amount of the Notes with an amount equal to the amount of the Net Cash Proceeds of one or more sales of Capital Stock (other than Disqualified Stock) of the Issuer at a redemption price (expressed as a percentage of principal amount) of 104.875%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued on the Closing Date remains outstanding after each such redemption (excluding Notes held by the Issuer and its Subsidiaries) and notice of any such redemption is mailed within 90 days of each such sale of Capital Stock.

In addition, at any time prior to March 15, 2018, the Issuer may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Denominations:	$2,000 and multiples of $1,000 in excess thereof.

CUSIP:	576323AN9

ISIN:	US576323AN93

Underwriters:	Barclays Capital (37.5%) (joint bookrunner)

Morgan Stanley (21.25%) (joint bookrunner)

SunTrust Robinson Humphrey (21.25%) (joint bookrunner)

FBR (7.5%)

KeyBanc Capital Markets (7.5%)

Stifel (5.0%)

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-227-2275, extension 2663.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.